November 26, 2008

VIA FEDERAL EXPRESS AND EDGAR

Ms. Julia E. Griffith

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Cell Genesys, Inc.

Schedule TO-I filed on November 7, 2008

File No. 5-40835

Dear Ms. Griffith,

On behalf of Cell Genesys, Inc, a Delaware corporation (“Cell Genesys” or the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated November 25, 2008 (the “Comment Letter”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter appear directly above Cell Genesys’s responses. To aid the Staff in review, we have enclosed three courtesy copies of Cell Genesys’s Amendment No. 1 to Schedule TO (“Amendment No. 1”), as filed with the Commission on November 26, 2008.

General

1. You state in the paragraph at the bottom of page iii, and in Section 18 on page 24 that “We are not making the Offer to, and will not accept any tendered Notes from, Holders in any jurisdiction where it would be illegal to do so.” The all-holders provision in Rule 13e-4(f) requires that your tender offer must be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside the United States, your statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. Please revise to ensure compliance with Rule 13e-4(f). To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii), please clarify that in your response.

Response:

In response to the Staff’s comment, Cell Genesys has amended the statements in the last full paragraph on page iii, and in the first paragraph of Section 18 on page 24, of the Offer to Purchase to clarify that the tender offer is open to all holders of its convertible notes, except to the extent permitted under Rule 13e-4(f)(9)(ii).

2. The price range that you have set for the notes allows for a range of offering prices amounting to 25%, which does not appear to comply with the requirement of Rule 14e-1(b) that the offering document clearly set forth the price at which you are willing to purchase the securities. Please revise your offer to limit the range.

Response:

The Company believes that the price range set forth in the Offer to Purchase is reasonable and consistent with the requirements of Securities Exchange Act Rule 14e-1(b). The range was determined by the Company primarily in light of the limited trading information with regard to the Company’s convertible notes, the recent volatility of the U.S. financial markets, including, in particular, the market for convertible debt securities, and the ranges of other completed modified dutch auction issuer tender offers for convertible debt securities that have been filed with the Commission. The Company’s convertible notes are not traded on any exchange and there is limited pricing information with respect to the Company’s convertible notes. For example, data available through Bloomberg for trades in the last five months indicate only transactions on September 11, 2008 at prices between $412.50 and $415, on October 15, 2008 at a price of $150, and on October 21, 2008 at a price of $397.50. Although the Commission has not published official (or, to our knowledge, unofficial) guidance on what constitutes a “reasonable” price range for a modified dutch auction issuer tender offer and the Company is only able to identify a limited number of completed modified dutch auction issuer tender offers for convertible securities, the Company notes that its range is consistent with the range of other tender offers that have been completed for convertible debt securities. For example, the offers for convertible debt securities of Internet Capital Group, Inc. (launched October 1, 2001), Orckit Communications, Inc. (launched December 12, 2002) and Coeur d’ Alene Mines Corporation (launched May 9, 2000) involved ranges of offer prices from 25% to 30%. The Company also believes the 25% range is appropriate because recent trades in the convertible notes have been at prices substantially lower than the $1,000 par value of the convertible notes and, given the lower trading prices and limited market for the notes, the Company believes that it has less flexibility in setting a narrower range.

3. You refer to the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the Act do not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934. Revise your schedule TO to clarify this reference, and do not refer to the Private Securities Litigation Reform Act of 1995 in future filings.

Response:

In response to the Staff’s comment, Cell Genesys has amended the forward-looking statements legend on page v of the Offer to Purchase to remove references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and to clarify the references to forward-looking statements in the Offer to Purchase.

4. Your statement that you may assert a condition regardless of the circumstances giving rise to the event or events, including any act or omission to act by the Company, renders the offer illusory. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow the investor to objectively verify that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude actions or omissions to act by the bidder.

Response:

In response to the Staff’s comment, Cell Genesys has amended the first paragraph of Section 10, “Conditions of the Offer,” beginning on page 16 of the Offer to Purchase, by deleting the phrase “that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Notes in the Offer” in its entirety. In addition, Cell Genesys has amended the first sentence of the final paragraph of Section 10 to read “The foregoing conditions are for our sole benefit, and the failure of any such condition to be satisfied prior to the Expiration Date may be asserted by us regardless of the circumstances giving rise to any such failure (other than, with respect to the conditions set forth in the first, second and third bullet points and the fourth and fifth sub-bullets under the fifth bullet point above, circumstances within our direct control) and any such failure may be waived by us in whole or in part at any time and from time to time prior to the Expiration Date in our sole discretion.”

5. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

•

Refer to the first sub-bullet in the bullet point “there has occurred any of the following.” It may be difficult for shareholders to determine what constitutes “any…limitation on prices for securities on any United States national securities exchange.” Revise your disclosure to clarify what change in prices or limit on prices would trigger this condition. Quantify your response if possible.

Response:

In response to the Staff’s comment, Cell Genesys has amended the first sub-bullet to read “any general suspension in trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market for more than 24 hours.”

•

In the third sub-bullet point in that section, it is not clear what would constitute a material change in the United States currency exchange rates for this purpose. Revise to let investors know what you mean by a material change, and whether you intend to include both positive and negative changes in the currency rates.

Response:

In response to the Staff’s comment, Cell Genesys has deleted the third sub-bullet in its entirety.

•

In the sixth sub-bullet point of this section, explain what you mean by “any limitation” imposed by a government or by events generally that “could materially affect the extension of credit…” This condition is particularly problematic given current credit market volatility.

Response:

In response to the Staff’s comment, Cell Genesys has deleted the sixth sub-bullet in its entirety.

*            *            *            *             *

We believe Amendment No. 1 responds completely to all of the issues raised in the Comment Letter. If you have any questions regarding this letter or Amendment No. 1, please feel free to contact me at (650) 473-2638.

Sincerely,

/s/ Samuel Zucker
Samuel Zucker

cc:	Sharon Tetlow, Cell Genesys, Inc.

Eric Sibbitt, Esq., O’Melveny & Myers LLP